Filed Pursuant to Rule 433

Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated July 30, 2007

$ Accelerated Return Notes Linked to the Dow Jones STOXX® Index Due November , 2008 Preliminary Term Sheet	Expected Pricing Date* Settlement Date* Maturity Date* CUSIP No.	August , 2007 September , 2007 November , 2008

Merrill Lynch & Co., Inc.

•   3-to-1 upside exposure, subject to a cap of 16.00% to 20.00%

•   A maturity of approximately 14 months

•   1-to-1 downside exposure, with no downside limit

•   Application made to list on AMEX under the symbol “DXI”

The Notes will have the terms specified in this preliminary term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page TS-5 of this term sheet and on page PS-4 of product supplement ARN-1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any purchase of between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any purchase of 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively. The foregoing pricing description will apply to any single transaction by an individual investor.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in August or September, the settlement date may occur in August or September and the maturity date may occur in October or November. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“Dow JonesSM” is a service mark of Dow Jones & Company, Inc. and has been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee. The “Dow Jones STOXX®” is proprietary and copyrighted material. The Dow Jones STOXX® and the related trademarks have been licensed for certain purposes by Merrill Lynch and Co., Inc. and its subsidiaries. Neither STOXX Limited nor Dow Jones & Company, Inc. sponsors, endorses or promotes the Notes based on the Dow Jones STOXX®. “STOXX®” is a trademark of STOXX Limited and have been licensed for use.

Merrill Lynch & Co.

August     , 2007

Summary

The Accelerated Return NotesSM Linked to the Dow Jones STOXX® Index due November     , 2008 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones STOXX Index (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on valuation dates shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the original public offering price of the Notes.

Accelerated Return Notes	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 18.00%, the midpoint of the range of 16.00% and 20.00%. The orange line reflects the hypothetical returns on the Notes, while the dotted blue line reflects the hypothetical return of an investment in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, assuming a hypothetical Starting Value of 399.02, the level of the Index on July 13, 2007, and a Capped Value of $11.80, the midpoint of the range of $11.60 and $12.00.

Example 1—The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value: 399.02 Hypothetical Ending Value: 319.22

$10 ×	(319.22 399.02)	= $8.00

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 103% of the hypothetical Starting Value:

Hypothetical Starting Value: 399.02 Hypothetical Ending Value: 410.99

$10 +	($30 ×	(410.99 - 399.02 399.02))	= $10.90

Payment at maturity (per unit) = $10.90

Example 3—The hypothetical Ending Value is 120% of the hypothetical Starting Value:

Hypothetical Starting Value: 399.02 Hypothetical Ending Value: 478.82

$10 +	($30 ×	(478.82 - 399.02 399.02))	= $16.00

Payment at maturity (per unit) = $11.80 (Payment at maturity cannot be greater than the Capped Value)

Accelerated Return Notes	TS-3

The following table illustrates, for a hypothetical Starting Value of 399.02 (the closing value of the Index on July 13, 2007) and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•	the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.98% per annum, as more fully described below.

        The table below assumes a Capped Value of $11.80, the midpoint of the range of $11.60 and $12.00.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
199.51	-50%	$5.00	-50.00%	-51.40%	-47.84%
239.41	-40%	$6.00	-40.00%	-39.32%	-35.95%
279.31	-30%	$7.00	-30.00%	-28.35%	-25.11%
319.22	-20%	$8.00	-20.00%	-18.24%	-15.10%
359.12	-10%	$9.00	-10.00%	-8.83%	-5.76%
367.10	-8%	$9.20	-8.00%	-7.02%	-3.97%
375.08	-6%	$9.40	-6.00%	-5.23%	-2.19%
383.06	-4%	$9.60	-4.00%	-3.47%	-0.44%
391.04	-2%	$9.80	-2.00%	-1.72%	1.29%
399.02(3)	0%	$10.00	0.00%	0.00%	3.01%
407.00	2%	$10.60	6.00%	5.06%	4.70%
414.98	4%	$11.20	12.00%	9.95%	6.38%
422.96	6%	$11.80(4)	18.00%	14.70%	8.04%
430.94	8%	$11.80	18.00%	14.70%	9.68%
438.92	10%	$11.80	18.00%	14.70%	11.30%
478.82	20%	$11.80	18.00%	14.70%	19.18%
518.73	30%	$11.80	18.00%	14.70%	26.70%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from July 16, 2007 to September 16, 2008, a term expected to be similar to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.98% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the closing level of the Index on July 13, 2007. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed $11.80 (the midpoint of the range of $11.60 and $12.00).

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Accelerated Return Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

•	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

•	Your return may be affected by factors affecting international securities markets.

•	The level of the Index will not be adjusted for changes in exchange rates that might affect the Index.

•	There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes.

•	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales by us and our affiliates may affect your return.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:	The Notes may not be appropriate investments for you if:

•        You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

•        You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

•        You accept that the return on the Notes will not exceed the Capped Value.

•        You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•        You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

•        You are willing to accept that there is no assurance that the Notes will be listed on AMEX and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

•        You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•        You are seeking principal protection or preservation of capital.

•        You seek a return on your investment that will not be capped at a percentage that will be between 16.00% and 20.00%.

•        You seek interest payments or other current income on your investment.

•        You want to receive dividends or other distributions paid on the stocks included in the Index.

•        You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Accelerated Return Notes	TS-5

The Index

The Dow Jones STOXX Index

All disclosure contained in this term sheet regarding the Dow Jones STOXX Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available sources. The information reflects the policies of, and is subject to change by STOXX Limited. (“STOXX”). ML&Co. and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Dow Jones STOXX Index or any successor index.

The Dow Jones STOXX Index is a price return version of the Dow Jones STOXX 600 Index in euro and is reported by Bloomberg L.P. under the ticker symbol “SXXP”.

The Dow Jones STOXX Index is currently calculated by: (i) multiplying the per share price of each underlying security by the number of free-float adjusted outstanding shares (and, if the stock is not quoted in euros, then multiplying by the related country currency and an exchange factor which reflects the exchange rate between the related country currency and the euro); (ii) calculating the sum of all these products (the “Dow Jones STOXX Index Aggregate Market Capitalization”); and (iii) dividing the Dow Jones STOXX Index Aggregate Market Capitalization by a divisor which represents the Dow Jones STOXX Index Aggregate Market Capitalization on the base date of the Dow Jones STOXX Index and which can be adjusted to allow changes in the issued share capital of individual underlying securities, including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits, to be made without distorting the Dow Jones STOXX Index. Because of this capitalization weighting, movements in share prices of the underlying securities of companies with relatively greater market capitalization will have a greater effect on the level of the entire Dow Jones STOXX Index than will movements in share prices of the underlying securities of companies with relatively smaller market capitalization.

The Dow Jones STOXX 600 Index

The Dow Jones STOXX 600 Index was created by STOXX, a joint venture founded by SWX Group, Deutsche Börse AG and Dow Jones & Company (“Dow Jones”). Publication of the index began on June 15, 1998, based on an initial level of the Index of 100 at December 31, 1991.

The Dow Jones STOXX 600 Index is a fixed component number index designed to provide a broad yet liquid representation of large, mid and small capitalization companies in the European region. The index universe of the Dow Jones STOXX 600 Index is defined as all components of the Dow Jones STOXX Total Market Index (“Dow Jones STOXX TMI”), which covers 95% of the total market capitalization of the stocks traded on the major exchanges of 18 European countries: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

The weight of each stock that comprises the Dow Jones STOXX 600 Index is capped at 20% of the Dow Jones STOXX 600 Index’s total free-float market capitalization. The free-float weights are reviewed quarterly.

The composition of the Dow Jones STOXX 600 Index is reviewed quarterly, and changes are implemented on the third Friday of a quarter end (i.e., March, June, September and December), based on the closing/adjusted stock data on the last trading day in January, April, July and October. Changes in the composition of the Dow Jones STOXX 600 Index are made to ensure that the Dow Jones STOXX 600 Index includes largest 600 companies in the Dow Jones STOXX TMI. Changes in the composition of the Dow Jones STOXX 600 Index are made entirely by STOXX without consultation with the companies represented in the Dow Jones STOXX 600 Index or ML&Co. The Dow Jones STOXX 600 Index is also reviewed on an ongoing basis, and a change in the composition of the Dow Jones STOXX 600 Index may be necessary if there have been extraordinary events for one of the issuers of the underlying securities, e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. The underlying securities may be changed at any time for any reason. Neither STOXX nor any of its founders is affiliated with ML&Co. nor have they participated in any way in the creation of the Notes.

ML&Co. or its affiliates may presently or from time to time engage in business with the publishers, owners, founders or creators of the Dow Jones STOXX 600 Index or any of its successors or one or more of the issuers of the underlying securities, including extending loans to, making equity investments in or providing advisory services, including merger and acquisition advisory services, to the publishers, their successors, founders or creators or to any of the issuers. In the course of business with the issuers, ML&Co. or its affiliates may acquire non-public information with respect to the issuers. ML&Co. may also act as market maker for the common stocks of the issuers. ML&Co. does not make any representation to any purchaser of the Notes with respect to any matters whatsoever relating to any of the publishers, their successors, founders or creators or to any of the issuers. Any prospective purchaser of the Notes should undertake an independent investigation of the issuers of the underlying securities and with respect to the competency of its publisher to formulate and calculate the Dow Jones STOXX 600 Index as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes. The composition of the Dow Jones STOXX 600 Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

A representative of an affiliate of ML&Co. may from time to time be a member of the STOXX Limited Advisory Committee. STOXX states in its Guide to the Dow Jones STOXX Indexes that STOXX’s Advisory Committee advises the Supervisory Board on matters relating to the Dow Jones STOXX 600 Index. This advisory committee proposes changes in the composition of the Dow Jones STOXX 600 Index to the Supervisory Board and makes recommendations with respect to the accuracy and transparency of the Dow Jones STOXX 600 Index computation. Decisions on the composition and changes in the Dow Jones STOXX 600 Index are reserved to the Supervisory Board.

License Agreement

STOXX and ML&Co. have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to ML&Co. and its wholly-owned subsidiaries, in exchange for a fee, of the right to use the Dow Jones STOXX Index, which is owned and published by STOXX, in connection with certain securities and other products, including the Notes.

The license agreement between STOXX and ML&Co. provides that the following language must be set forth in this term sheet:

“The Dow Jones STOXX Index is proprietary and copyrighted material. The Dow Jones STOXX Index and the related trademarks have been licensed for certain purposes by Merrill Lynch & Co., Inc. STOXX, Dow Jones and Dow Jones STOXX Index are trademarks of Dow Jones & Company, Inc. and have been licensed for use. STOXX and Dow Jones have no relationship to Merrill Lynch & Co., Inc., other than the licensing of the Dow Jones STOXX Index and the related trademarks for use in connection with the Notes. STOXX and Dow Jones do not:

Accelerated Return Notes	TS-6

•	Sponsor, endorse, sell or promote the Notes.

•	Recommend that any person invest in the Notes or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

•	Have any responsibility or liability for the administration, management or marketing of the Notes.

•	Consider the needs of the owners of the Notes in determining, composing or calculating the Dow Jones STOXX Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

•          STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones STOXX Index and the data included in the Dow Jones STOXX Index;

The accuracy or completeness of the Dow Jones STOXX Index and its data;

The merchantability and the fitness for a particular purpose or use of the Dow Jones STOXX Index and its data.

•          STOXX and Dow Jones will not have liability for any errors, omissions or interruptions in the Dow Jones STOXX Index or its data.

•          Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the Merrill Lynch and Co., Inc. and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.”

The following graph sets forth the historical performance of the Index in the period from January 2002 through June 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On July 13, 2007, the closing level of the Index was 399.02.

Accelerated Return Notes	TS-7

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARN-1) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date.

Sale or Exchange of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange.

Circular 230 Legend. The foregoing discussion of United States federal income tax matters contained in this term sheet (a) was not intended or written to be legal or tax advice to any person and was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) was written to support the promotion or marketing of the Notes by Merrill Lynch. Each person considering an investment in the Notes should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Notes and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between Merrill Lynch or its representatives and each prospective investor regarding an investment in the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Experts

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this term sheet by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) expressed an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) expressed an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 30, 2007 (which report included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Accelerated Return Notes	TS-8

Additional Note Terms

You should read this preliminary term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement ARN-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130792/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Accelerated Return Notes	TS-9